SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                            PACIFIC INTERNET LIMITED
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                   Ordinary Shares, Par Value $2.00 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   Y66183-10-7
 -------------------------------------------------------------------------------
                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8199
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  July 5, 2005
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. Y66183-10-7
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  see narrative that follows
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  see narrative that follows
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,829,373
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.8%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------

     Introduction: Pursuant to a Bridge Financing Agreement, dated as of July 1, 2005, among Kingsville Capital Limited, the Reporting Person and certain other parties, the Reporting Person, on behalf of Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Leveraged Global Event Driven Fund LP, provided a loan to Kingsville Capital Limited in order to facilitate the purchase by Kingsville Capital Limited of 3,829,373 shares of the Issuer's Ordinary Shares. In connection with the Bridge Financing Agreement, Kingsville Capital Limited entered into a Pledge and Security Agreement with the Reporting Person pursuant to which Kingsville Capital Limited pledged the 3,829,373 shares of the Issuer's Ordinary Shares to the Reporting Person as collateral for the loan.

Item 1. Security and Issuer.

         Security: Ordinary Shares ("Ordinary Shares").

         Issuer's Name and Address.
         Pacific Internet Limited
          89 Science Park Drive
          #02/05-06 The Rutherford
          Singapore.

Item 2.  Identity and Background.

     (a) Mellon HBV Alternative Investment Strategies LLC.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. The Reporting Person has entered into the agreement described in Item 7 on behalf of Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Leveraged Global Event Driven Fund LP, for which it acts as an advisor.


     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware. Information with respect to the executive officers and directors of the Reporting Person is attached as Exhibit B to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting the transaction reported herein.

Item 4.  Purpose of Transaction.

     This filing is being made by the Reporting Person to report its beneficial ownership interest in the shares of Issuer which are contingent upon the occurrence of certain events.

     The Reporting Person is making this filing to report the pledge made by Kingsville Capital Limited, a company incorporated under the laws of the British Virgin Islands ("Kingsville"), of shares of Issuer's stock acquired by Kingsville from Sembcorp Ventures PTE Ltd a company organized under the laws of the Republic of Singapore. Pursuant to a Pledge and Security Agreement, dated as of July 1, 2005, entered into between Kingsville, the Reporting Person and certain other parties (the "Pledge and Security Agreement"), the Reporting Person has a first priority security interest in 3,829,373 of the Issuer's Ordinary Shares owned by Kingsville.

     So long as no Event of Default (as defined in the Pledge and Security Agreement) occurs and is continuing, Kingsville shall retain all voting rights in connection with the Shares.

Item 5.  Interest in Securities of the Issuer.

     (a) As of July 1, 2005, it may be deemed that the Reporting Person beneficially owns 3,829,373 shares of the Issuer's Ordinary Shares (the "Shares"), representing approximately 28.8% of the outstanding Common Stock (based on 13,294,778 shares outstanding as reported by the Issuer on its Form 20F filed June 27, 2005.

     (b) Pursuant to the terms of the Pledge and Security Agreement, the Reporting Person does not have the power to vote or to direct the vote with respect to the Shares unless an Event of Default (as defined in the Pledge and Security Agreement) has occurred and is continuing. Until such time as the Pledge and Security Agreement is terminated or an Event of Default (as defined in the Pledge and Security Agreement) has occurred and is continuing, neither the Reporting Person nor Kingsville is permitted to dispose or to direct the disposition of the Shares without the consent of the other party.

     (c) Not applicable

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 7, below

     Item 7. Material to be Filed as Exhibits.

     Exhibit A PLEDGE AND SECURITY AGREEMENT, dated as of July 1, 2005, entered into between KINGSVILLE CAPITAL LIMITED, a company incorporated under the laws of the British Virgin Islands, Tramore Finance Limited and the sole holder of all of the Outstanding Capital Stock of Debtor and MELLON HBV ALTERNATIVE STRATEGIES LLC, on behalf of MELLON HBV MASTER GLOBAL EVENT DRIVEN FUND LP and MELLON HBV MASTER LEVERAGED GLOBAL EVENT DRIVEN FUND LP

     Exhibit B: Executive officers and directors of Mellon HBV Alternative Investment Strategies LLC.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2005

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer

                                                                   Exhibit A


                          PLEDGE AND SECURITY AGREEMENT


     This PLEDGE AND SECURITY AGREEMENT (this "Agreement"), dated as of July 1, 2005, is entered into between KINGSVILLE CAPITAL LIMITED, a company incorporated under the laws of the British Virgin Islands, ("Debtor") Tramore Finance Limited and the sole holder of all of the Outstanding Capital Stock of Debtor (the "Equity Pledgor) and MELLON HBV ALTERNATIVE STRATEGIES LLC, on behalf of MELLON HBV MASTER GLOBAL EVENT DRIVEN FUND LP and MELLON HBV MASTER LEVERAGED GLOBAL EVENT DRIVEN FUND LP ("Secured Party"). Subject to Section 1.3 hereof, capitalized terms used herein and not defined herein shall have the respective meanings assigned to them in the Loan Agreement (as defined below).

                                 R E C I T A L S

     A. This Agreement is entered into in connection with Secured Party's loan to Debtor of $18,000,000 pursuant to a secured promissory note issued by Debtor in favor of Secured Party dated the Effective Date (the "Note") and a Bridge Financing Agreement dated the Effective Date (the "Loan Agreement").

     B. Debtor has used the proceeds of Secured Party's loan to Debtor to complete the purchase of 3,829,373 shares of Pacific Internet Limited, a Singapore corporation ("Pacific Internet") along with all commensurate rights associated therewith (the "Pacific Internet Shares") from SembCorp Ventures Pte Ltd., a wholly-owned subsidiary of SembCorp Industries ("SembCorp") pursuant to that certain Sales and Loan Agreement (the "Pacific Internet Stock Loan Agreement") between Debtor and SembCorp, dated as of March 18, 2005, as amended, modified or restated from time to time (the "Pacific Internet Stock Purchase").

     C. In order to induce Secured Party to enter into the Loan Agreement, Debtor and Equity Pledgor have agreed to enter into this Agreement in order to grant to Secured Party a first priority security interest in the Collateral (as defined below) to secure prompt payment and performance of the Obligations (as defined below).

     D. Equity Pledgor will receive substantial benefit from the consummation of the transactions contemplated by the Loan Agreement.



                                A G R E E M E N T

     Secured Party and Debtor agree as follows:

SECTION 1.        DEFINITIONS.

     1.1 "Collateral". The Collateral shall consist of the following personal property of Debtor, wherever located, and now owned or hereafter acquired, including:

               (a) the Initial Cash Collateral (as defined in the Loan Agreement) and the account designated by the Secured Party in which such Initial Cash Collateral has been deposited by Debtor on or prior to the Effective Date;

               (b) the Additional Cash Collateral (as defined in the Loan Agreement) and the account designated by the Secured Party in which such Additional Cash Collateral has been deposited by Debtor on or prior to the Effective Date;

               (c) the Pacific Internet Shares, whether or not certificated and

               (d) all of Debtor's interest in all profits and distributions to which Debtor shall at any time be entitled in respect of the Pacific Internet Shares; (ii) all other payments, if any, due or to become due to Debtor in respect of the Pacific Internet Shares, whether as contractual obligations, damages, insurance proceeds or otherwise;
          (iii) all of Debtor's rights, powers and remedies, as a stockholder of Pacific Internet or arising from its ownership of the Pacific Internet Shares; and (iv) all of Debtor's rights as a stockholder of Pacific Internet to manage the affairs, to make determinations, to exercise any election or option or to give or receive any notice, consent, amendment, waiver or approval; together with full power and authority to demand, receive, enforce, execute, endorse or cash any checks or other payments, or other instruments or orders, to file any claims and to take any action that in the opinion of the Secured Party may be necessary or advisable in connection with any of the foregoing; and

               (e) all of issued and outstanding equity securities or other securities of Debtor whether or not certificated (the "Pledged Interests");

               (f) (i) all of  Debtor's  and Equity  Pledgor's  interest  in all profits and distributions to which Buyer shall at any time be entitled in respect of the Pledged Interests; (ii) all other payments, if any, due or to become due to Buyer in respect of the Pledged Interests, whether as contractual obligations, damages, insurance proceeds or otherwise; (iii) all of Debtor or Equity Pledgor rights, powers and remedies, as a member or stockholder, as applicable, of Debtor or arising from its ownership of the Pledged Interests; and (iv) all of Debtor or Equity Pledgor rights as a member or stockholder, as applicable, of Debtor, to manage the affairs, to make determinations, to exercise any election (including, but not limited to, election of remedies, the filing of any petition for reorganization or dissolution of Debtor and the exercise of Debtor's rights as a debtor-in-possession in the event a Reorganization Proceeding is filed) or option or to give or receive any notice, consent, amendment, waiver or approval; together with full power and authority to demand, receive, enforce, execute, endorse or cash any checks or other payments, or other instruments or orders, to file any claims and to take any action that in the opinion of Secured Party may be necessary or advisable in connection with any of the foregoing; and

               (g) additions to, accessions to, substitutions of, products or proceeds of any or all of the Pledged Interests.

               (h) To the extent not listed above as original collateral, proceeds and products of the foregoing.

1.2  "Obligations". This Agreement secures the following:

               (a) Debtor's obligations under the Note and the Loan Agreement;

               (b) all of Debtor's other present and future obligations to Secured Party;

               (c) the repayment of (a) any amounts that Secured Party may advance or spend for the maintenance or preservation of the Collateral, and (b) any other expenditures that Secured Party may make under the provisions of this Agreement or for the benefit of Debtor;

               (d) all amounts owed under any modifications, renewals or extensions of any of the foregoing obligations; and

               (e) any of the foregoing that arises after the filing of a petition by or against Debtor under the Bankruptcy Code, even if the obligations do not accrue because of the automatic stay under Bankruptcy Code sec. 362 or otherwise.

1.3 "UCC". Any term used in the Uniform Commercial UCC ("ucc") and not defined in this Agreement has the meaning given to the term in the ucc.

SECTION 2.        GRANT OF SECURITY INTEREST.

     2.1 Debtor grants a security interest in the Collateral to Secured Party to secure the payment or performance of the Obligations. Debtor and Equity Pledgor hereby pledge and assign, as a continuing first priority lien on and security interest in, the Pacific Internet Shares and the Pledged Interests and herewith delivers all of the Collateral to the Secured Party, who shall hold said Collateral subject to the terms and conditions of this Agreement. The Collateral (together with an executed blank stock assignment for use in transferring all or a portion of the Pacific Internet Shares to the Secured Party if, as and when required pursuant to this Agreement) shall be held by the Secured Party as security for the repayment of the Obligations and the Secured Party shall not encumber or dispose of such Collateral except in accordance with the provisions of this Agreement.

     2.2 Debtor and Equity Pledgor each authorize Secured Party to file one or more financing statements (each, a "Financing Statement") describing the Collateral, in such jurisdictions as Secured Party shall determine, and Debtor shall cooperate with all such filings.

     2.3 Where Collateral is in the possession of a third party, Debtor will join with Secured Party in notifying the third party of Secured Party's security interest and obtaining an acknowledgment from the third party that it is holding the Collateral for the benefit of Secured Party.

     2.4 Control. Debtor and Equity Pledgor will cooperate with Secured Party in obtaining and maintaining Secured Party's control with respect to Collateral consisting of:

          (a) the Initial Cash Collateral account and the Additional Cash Collateral account;

          (b) the Pacific Internet Shares; and

          (c) the Pledged Interests.

SECTION 3.        RIGHTS OF SECURED PARTY.

     3.1 The security created by this Agreement shall be held by the Secured Party as continuing security for the payment and performance of the Obligations. This Agreement, all of the rights, remedies, powers and privileges of the Secured Party hereunder and the security created hereby shall be in addition to, and shall not in any way be prejudiced or affected by, any other collateral or any other security now or at any time or times hereafter held by the Secured Party for all or any part of the Obligations. Without limiting the foregoing, the Secured Party may at any time and from time to time, without the consent of or notice to Debtor or the Equity Pledgor, and without incurring responsibility to Debtor or the Equity Pledgor, and without impairing or releasing the obligations of Debtor or the Equity Pledgor, under the Note or the Loan Agreement or otherwise, and without impairing or releasing the obligations of Debtor hereunder or the rights and interests of the Secured Party in the
Collateral:

          (a) exercise or refrain from exercising any rights or remedies against Debtor or any other Person or otherwise act or refrain from acting (or consent to any such action or inaction);

          (b) direct any obligor in respect of the Collateral to make all payments in respect of the Collateral to the Secured Party directly;

          (c) apply to the Obligations any sums paid to the Secured Party by Debtor, any obligor in respect of the Collateral, or otherwise realized with respect to any liability or liabilities of Debtor; and

          (d) grant releases, compromises and indulgences with respect to, or consent to or waive any breach of, or any act, omission or default under, this Agreement, the Note or the Loan Agreement.

SECTION 4.        DISTRIBUTIONS.

     During the term of this Agreement, Debtor and Equity Pledgor, as applicable shall hold no right to receive any distribution or other payments which it would otherwise be authorized to receive and retain as holder of the Pacific Internet Shares and all such rights shall be vested in the Secured Party which shall have the sole right to receive and hold as Collateral such distributions and other payments. All distributions and other payments which are received by Debtor or the Equity Pledgor contrary to the provisions this Section 4 shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of Debtor and the Equity Pledgor and shall be forthwith paid over to the Secured Party as Collateral in the same form as so received (with any necessary endorsement).

SECTION 5.        MATTERS RELATING TO THE PACIFIC INTERNET SHARES.

     5.1 Deliveries. Delivery of the Pacific Internet Shares and the Pledged Interests shall be accompanied by duly executed instruments of transfer or assignment in blank and such other documentation as the Secured Party may reasonably request.

     5.2 Dissolution of Issuer. Upon the dissolution or liquidation (in whole or in part) of Pacific Internet or the Debtor, any sums distributed on account of the Pacific Internet Shares or the Pledged Interests shall be paid to and held by Secured Party as part of the Collateral.

     5.3 Dividends and Reorganizations. Should any stock dividend, stock split, distribution of capital, or other distribution be declared on the Pacific Internet Shares or the Pledged Interests pursuant to a recapitalization or reclassification of the capital of Pacific Internet or the Debtor, or pursuant to the dissolution, liquidation (in whole or in part), bankruptcy or reorganization of Pacific Internet; or pursuant to the merger or consolidation of Pacific Internet or the Debtor with or into another corporation or other entity, the securities, shares, obligations or other properties distributed shall be delivered to Secured Party to be held by it as part of the Collateral and all of the distributions shall constitute a part of the Collateral for all purposes hereunder.

     5.4 Rights of Debtor and the Secured Party. So long as no Event of Default (as defined in Section 9) has occurred and is continuing, Debtor and Equity Pledgor, as applicable shall, subject to the limitations set forth in Section 7 below, be entitled to vote or consent with respect to the Pacific Internet Shares and the Pledged Interests, as applicable in any manner not inconsistent with this Agreement. Upon the occurrence and during the continuance of an Event of Default, the Secured Party shall have the exclusive right to vote or give consents with respect to the Pacific Internet Shares and the Pledged Interests. Debtor hereby grants to the Secured Party an irrevocable proxy to vote the Pacific Internet Shares and the Pledged Interests, as applicable, which proxy shall be effective immediately upon the occurrence of and during the continuance of an Event of Default, and upon request of the Secured Party, Debtor and Equity Pledgor, as applicable agrees to deliver to the Secured Party such further evidence of such irrevocable proxy or such further irrevocable proxy to vote Pacific Internet Shares and the Pledged Interests, as applicable as the Secured Party may request.

SECTION 6.        FURTHER ASSURANCES.

     Debtor authorizes the Secured Party to file all financing statements, continuation financing statements and all other documents Secured Party may reasonably request, and Debtor and Equity Pledgor shall execute and deliver to the Secured Party all other documents that Secured Party may reasonably request, in form satisfactory to the Secured Party, to perfect and maintain perfected the security interests of the Secured Party in the Collateral and in order to consummate fully all of the transactions contemplated by this Agreement, the Note and the Loan Agreement. Debtor and Equity Pledgor hereby irrevocably make, constitute, and appoint the Secured Party as Debtor's and Equity Pledgor's true and lawful attorney with power to sign the name of Debtor and Equity Pledgor, as applicable on any of the above-described documents or on any other similar documents which need to be executed, recorded, or filed, and to do any and all things necessary in the name and on behalf of Debtor and Equity Pledgor, as applicable in order to perfect, or continue the perfection of, the security interests of the Secured Party in the Collateral. Debtor and Equity Pledgor agrees that neither the Secured Party, nor any of its designees or attorneys-in-fact, will be liable for any act of commission or omission, or for any error of judgment or mistake of fact or law with respect to the exercise of the power of attorney granted under this Section 6, other than as a result of its or their gross negligence or willful misconduct. THE POWER OF ATTORNEY GRANTED UNDER THIS SECTION 6 IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE UNTIL ALL OF THE SECURED OBLIGATIONS HAVE BEEN INDEFEASIBLY PAID IN FULL, AND ALL DEBTOR'S AND EQUITY PLEDGOR'S, AS APPLICABLE, DUTIES HEREUNDER AND UNDER THE NOTE HAVE BEEN DISCHARGED IN FULL.

SECTION 7.        REPRESENTATIONS, WARRANTIES AND COVENANTS.

     In order to induce Secured Party to enter into the Loan Agreement, in addition to the representations, warranties and covenants of Debtor set forth in the Loan Agreement which are incorporated herein by this reference, Debtor and Equity Pledgor represent, warrant and covenant to the Secured Party that on the Closing (as defined in the Loan Agreement) until the indefeasible payment, performance and satisfaction in full of the Obligations and all of Debtor's obligations under the Note:

     7.1 Each of Debtor and Equity Pledgor has the power and authority and the legal right to execute, deliver and perform this Agreement and to grant the lien on the Collateral contemplated hereby in favor of the Secured Party.

     7.2 The execution, delivery and performance of this Agreement by Debtor and Equity Pledgor and the granting of the lien on the Collateral contemplated hereby has been duly authorized by all necessary action and does not and will not (i) violate any applicable law, rule or regulation or any provision relating to Debtor and Equity Pledgor, (ii) conflict with, result in a breach of, or constitute a default under any provision of Debtor's organizational documents, indenture, mortgage or other agreement or instrument to which Debtor or Equity Pledgor is a party or by which it or any of their respective properties or assets are bound or subject or any license, judgment, order or decree of any governmental authority having jurisdiction over Debtor or Equity Pledgor or their respective activities, properties or assets or (iii) result in or require the creation or imposition of any lien upon or with respect to any properties or assets now or hereafter owned by Debtor or Equity Pledgor (other than the liens created hereunder).

     7.3 This Agreement has been duly executed and delivered by each of Debtor and Equity Pledgor and constitutes a legal, valid and binding obligation of each of Debtor and Equity Pledgor enforceable against Debtor in accordance with its terms.

     7.4 No consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other Person is required (i) for the execution, delivery and performance of this Agreement by Debtor and Equity Pledgor, (ii) for the pledge by each of Debtor and Equity Pledgor of the Collateral to the Secured Party pursuant to this Agreement, or (iii) for the exercise by the Secured Party of the rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement, except such as (A) have been obtained, made or taken and are in full force and effect or (B) may be required under federal or state securities laws in connection with any sale of the Pacific Internet Shares or the Pledged Interests.

     7.5 There are no actions, suits, proceedings or investigations pending or, to the best knowledge of each of Debtor and Equity Pledgor, threatened, against or affecting Debtor and Equity Pledgor or the Collateral that are likely to have a material adverse effect on the validity or enforceability of this Agreement, or on the validity or priority of the liens and security interests granted by Debtor and Equity Pledgor as provided for herein, before or by any court, arbitrator or governmental authority.

     7.6 Except as provided by this Agreement, until the fulfillment by Debtor of all Obligations to the satisfaction of the Secured Party, in its sole and absolute discretion, each of Debtor and Equity Pledgor is and shall continue to be the sole and complete, legal and beneficial, owner of the Pacific Internet Shares and the Pledged Interests, as applicable, free from any security interests, liens or encumbrances. Neither Debtor nor Equity Pledgor shall surrender or loose possession of (other than to the Secured Party), sell or otherwise dispose of or transfer any of the Collateral or the Certificates evidencing such Collateral, if any, or any right or interest therein.

     7.7 This Agreement creates a first priority security interest which is enforceable against the Collateral and the Secured Party has a first priority perfected security interest (to the fullest extent perfection can be obtained by filing, notification to third parties, possession or control), securing the payment and performance of the Obligations. Each of Debtor and Equity Pledgor shall, at its own expense, do and perform all acts that may be necessary and appropriate to maintain, preserve and protect the Collateral and the first priority security interest of the Secured Party in such Collateral.

     7.8 Other than financing statements in favor of the Secured Party, no effective financing statement naming Debtor or Equity Pledgor as debtor, assignor, grantor, mortgagor, pledgor or the like and covering all or any part of the Collateral, or which will or may cover all or any part of the Collateral, is or is expected to be on file in any filing or recording office in any jurisdiction.

     7.9 Debtor is in default of any of its obligations arising out of the Pacific Internet Shares. No Person has any right to terminate, or any right to foreclose upon, any or all of the Collateral, other than the Secured Party under this Agreement.

     7.10 Neither Debtor nor Equity Pledgor has conducted or engaged in any business at any time under any name other than that first set forth above.

     7.11 Neither Debtor nor Equity Pledgor (if Equity Pledgor is an entity) will change its jurisdiction of organization without giving the Secured Party 30 days prior written notice thereof.

     7.12 Each of Debtor and Equity Pledgor shall, at its own expense, appear in and fully defend any action, suit or proceeding which may affect its title to or right or interest in, or the right or interest of the Secured Party in, any of the Collateral pledged by them hereunder.

     7.13 Neither Debtor nor Equity Pledgor (if Equity Pledgor is an entity) will perform, authorize, enter into or allow any change in its capital structure.

     7.14 In the event that, during the term of this Agreement, subscription warrants or other rights or options shall be issued in connection with the Pacific Internet Shares or he Pledged Interests, such rights, warrants and options shall be the property of Debtor and the Equity Pledgor, as applicable and, if exercised by Debtor or Equity Pledgor, as applicable, all new stock or other securities so acquired by Debtor and the Equity Pledgor, as applicable shall be delivered directly by the applicable issuer to the Secured Party, to be held under the terms of this Agreement in the same manner as the Pacific Internet Shares or the Pledged Interests, as applicable and references to Pacific Internet Shares or the Pledged Interests, as applicable in this Agreement shall include such new stock or other securities.

     7.15 Neither Debtor nor Equity Pledgor (if Equity Pledgor is an entity) shall perform, authorize or enter into any transaction for its termination, dissolution or winding up, any act or failure to act constituting its termination, dissolution or winding up of, or its merger or consolidation with any entity or entities any sale or group of sales of substantially all of its without the prior written consent of the Secured Party.

SECTION 8.        ADDITIONAL RIGHTS OF THE SECURED PARTY.

     8.1 If Debtor (or Equity Pledgor) fails to perform under any covenant, term, provision or agreement contained herein, the Secured Party may (but shall not be obligated or required to) perform, or cause the performance, of such covenant, term, provision or agreement.

     8.2 At any time upon and during the continuance of an Event of Default, the Secured Party may (but shall not be obligated or required to):

               (a) cause the Collateral to be transferred to its name or to the name of its nominee or nominees and thereafter exercise as to such Collateral all of the rights, powers and remedies of an owner;

               (b) ask for, demand, collect, sue for, recover, compromise, receive and give receipts for monies due or to become due under or in respect of any of the Collateral and hold the same as part of the Collateral, or apply the same to any of the Obligations in such manner as the Secured Party may direct in its sole discretion;

               (c) receive, endorse and collect any drafts or other instruments, documents and chattel paper, in connection with clause (b) above (including all instruments representing dividends, interest payments or other distributions in respect of the Collateral or any part thereof and give full discharge for the same);

               (d) file any claims or take any actions or institute any proceedings that the Secured Party may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce compliance with the rights of the Secured Party with respect to any of the Collateral;

               (e) enter into any extension, subordination, reorganization, deposit, merger, or consolidation agreement, or any other agreement relating to or affecting the Collateral, and in connection therewith deposit or surrender control of such Collateral thereunder, and accept other property in exchange therefore and hold and apply such property or money so received in accordance with the provisions hereof; and

               (f) discharge any taxes or liens levied on the Collateral or pay for the maintenance and preservation of the Collateral.

All amounts advanced by, or on behalf of, the Secured Party in exercising its rights under Section 8, 6 or applicable law (including reasonable legal expenses and disbursements incurred in connection therewith), together with interest thereon from the date of each such advance at a rate of 2% accrued daily, or, if lower, the maximum amount allowed by law, shall be deemed made pursuant to contract, shall be payable by each of Debtor and Equity Pledgor to the Secured Party on demand and shall be secured by the Collateral.

SECTION 9.        EVENTS OF DEFAULT.

     Debtor shall be deemed to be in default of the Note the Loan Agreement and this Agreement (an "Event of Default") in the event of:

     9.1 the failure to make payment of the Obligations in full on the Maturity Date (as defined in the Loan Agreement);

     9.2 the entry of a decree or order by a court having jurisdiction adjudging Debtor or Equity Pledgor bankrupt or insolvent, or approving as properly filed a petition seeking reorganization arrangement, adjustment, or composition of or in respect of Debtor or Equity Pledgor under the federal Bankruptcy Act or any other applicable federal, state or foreign law, or appointing a receiver, liquidator, assignee, or trustee of Debtor or Equity Pledgor, or any substantial part of their property or assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days;

     9.3 the institution by Debtor or Equity Pledgor of proceedings to be adjudicated a bankrupt or insolvent, or the consent by any of them to the institution of bankruptcy or insolvency proceedings against them, or the filing by any of them of a petition or answer or consent seeking reorganization or relief under the federal Bankruptcy Act or any other applicable federal or state law, or the consent by any of them to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, or trustee of Debtor or Equity Pledgor, or of any substantial part of their property or assets, or the making by any of them of an assignment for the benefit of creditors, or the admission by any of them in writing of their inability to pay their debts generally as they become due, or the taking of corporate action by Debtor or Equity Pledgor in furtherance of any such action;

     9.4 the failure of Debtor or Equity Pledgor to perform or observe any material covenant, term, provision or agreement or the existence of an event of default as set forth in this Agreement, the Loan Agreement, the Note or any other agreement, note or obligation between Debtor and the Secured Party between Equity Pledgor and the Secured Party;

     9.5 the failure of Debtor or Equity Pledgor to comply with all applicable laws.

     9.6 Either of [ ] or Shanghai Capital Limited shall fail to perform or observe any term covenant or agreement contained in Section 5.01(h) of the Loan Agreement, the Intercreditor Agreement (as defined in the Loan Agreement) or the Unconditional Guaranty (as defined in the Loan Agreement).

     9.7 The exercise of any remedy by any creditor of the Debtor other than the Secured Party, including, but not limited to, foreclosure on collateral, acceleration of debt, exercise of rights to cause a transfer of any Capital Stock of the Debtor or commencement of a suit at law or in equity.

SECTION 10.       REMEDIES.

     Upon and during the continuance of an Event of Default:

     10.1 The Secured Party shall have all the rights and remedies of a secured party under the UCC. In addition, the Secured Party shall have the right, without demand of performance or other demand, advertisement or notice of any kind, except as specified below, to or upon Debtor or Equity Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived to the extent permitted by law), to proceed forthwith to collect, receive, appropriate and realize upon the Collateral, or any part thereof and to proceed forthwith to sell, assign, give an option or options to purchase, contract to sell, or otherwise dispose of and deliver the Pacific Internet Shares or the Pledged Interests or any part thereof in one or more parcels at public or private sale or sales at any stock exchange, broker's board or at any of the offices the Secured Party or elsewhere at such prices and on such terms and restrictions (including a requirement that any purchaser of all the Pacific Internet Shares or the Pledged Interests shall be required to purchase any securities constituting the Pacific Internet Shares or the Pledged Interests solely for investment and without any intention to make a distribution thereof) as the Secured Party may deem appropriate without any liability for any loss due to decrease in the market value of the Collateral during the period held. If any notification to Debtor or Equity Pledgor of the intended disposition of the Collateral is required by law, such notification shall be deemed reasonable and properly given if hand delivered or made by facsimile at least three (3) days prior to such disposition. Any disposition of the Collateral or any part thereof may be for cash or on credit or for future delivery without assumption of any credit risk, with the right to the Secured Party to purchase all or any part of the Collateral so sold at any such sale or sales, free of any equity or right of redemption, which right or equity is, to the extent permitted by applicable law, hereby expressly waived and released by Debtor or Equity Pledgor, as applicable.

     10.2 The Secured Party shall have the right to apply to a court of competent jurisdiction for and obtain appointment of a receiver over the Collateral and the Debtor as a matter of strict right and without regard to the adequacy of the security for repayment of the Obligations, the existence of a declaration that the Obligations are immediately dye and payable, or the filing of a notice of default. Debtor hereby acknowledges that the Secured Party has an interest in the uninterrupted operation of the business of the Debtor so as not to impact the value of such business and therefore agrees to and consent to such appointment.

     10.3 All of the rights and remedies of the Secured Party under this Agreement and under applicable law, including but not limited to the foregoing, shall be cumulative and not exclusive and shall be enforceable alternatively, successively or concurrently as the Secured Party may deem expedient.

     10.4 The Secured Party may elect to obtain the advice of any independent banking, financial or consulting firm with respect to the method and manner of sale or other disposition of any of the Collateral, the best price reasonably obtainable therefore, the consideration of cash or credit terms, or any other details concerning such sale or disposition.

     10.5 Debtor and Equity Pledgor each recognize that the Secured Party may or may not be able to effect a public sale of all or a part of the Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), or other relevant securities laws in any jurisdiction, but may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obligated to agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Each of Debtor and Equity Pledgor agrees that private sales so made may be at prices and on other terms less favorable to the seller than if the Collateral were sold at public sale, and that the Secured Party has no obligation to delay the sale of any Collateral for the period of time necessary to permit the registration of the Collateral for public sale under the Securities Act or other relevant securities laws in any jurisdictions. Each of Debtor and Equity Pledgor agrees that a private sale or sales made under the foregoing circumstances shall not be deemed to be commercially unreasonable by virtue of such circumstances.

     10.6 If any consent, approval or authorization of, or filing with, any governmental authority or any other Person shall be necessary to effectuate any sale or other disposition of the Collateral, or any partial disposition of the Collateral, including under any federal or state securities laws, Each of Debtor and Equity Pledgor agrees to execute all such applications, registrations and other documents and instruments as may be required in connection with securing any such consent, approval or authorization, and will otherwise use commercially reasonable efforts to secure the same. Each of Debtor and Equity Pledgor further agrees to use its best efforts to effectuate such sale or other disposition of the Collateral as the Secured Party may deem necessary or desirable pursuant to the terms of this Agreement.

     10.7 Upon any sale or other disposition, the Secured Party shall have the right to deliver, endorse, assign and transfer to the purchaser thereof the Collateral so sold or disposed of. Each purchaser at any such sale or other disposition, including the Secured Party or a Seller, shall hold the Collateral free from any claim or right of whatever kind, including any equity or right of redemption. Each of Debtor and Equity Pledgor specifically waives, to the extent permitted by applicable law, all rights of stay or appraisal which Debtor or Equity Pledgor had or may have under any rule of law or statute now existing or hereafter adopted.

     10.8 The Secured Party shall not be obligated to make any sale or other disposition unless the terms thereof shall be satisfactory to it. The Secured Party may, without notice or publication, adjourn any private or public sale, and, upon five Business Days' prior notice to Debtor or Equity Pledgor, as applicable, hold such sale at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or future delivery, the Collateral so sold may be retained by the Secured Party until the selling price is paid by the purchaser thereof, but the Secured Party shall incur no liability in case of the failure of such purchaser to take up and pay for the property so sold and, in case of any such failure, such property may again be sold as herein provided.

     10.9 Each of Debtor and Equity Pledgor agrees and acknowledges that none of the Obligations shall be or deemed to be paid, discharged or satisfied by reason of the exercise of any rights or remedies under this Agreement or the UCC by the Secured Party, except to the extent of cash proceeds actually received by the Secured Party on account of its exercise of any of its rights or remedies under this Agreement.

SECTION 11.       DISPOSITION OF PROCEEDS.

     The proceeds of any sale or disposition of all or any part of the Collateral shall be applied by the Secured Party to the payment of the Obligations in such order as the Secured Party may elect. Any surplus thereafter remaining shall be paid to Debtor upon the termination of this Agreement, subject to the rights of any holder of a lien on the Collateral of which the Secured Party has actual notice.

SECTION 12.       TERMINATION.

     This Agreement shall continue in full force and effect until the Obligations are indefeasibly paid in accordance with Section 14 below at which time the Collateral shall promptly be delivered to Debtor and this Agreement shall terminate.

SECTION 13.       SALE OF SECURITIES.

     13.1 To the extent Debtor uses the Loan to purchase Collateral, Debtor's repayment of the Loan shall apply on a "first-in-first-out" basis so that the portion of the Loan used to purchase a particular item of Collateral shall be paid in the chronological order the Debtor purchased the Collateral.

     13.2 Secured Party may sell the Collateral without giving any warranties as to the Collateral. Secured Party may specifically disclaim any warranties of title or the like. This procedure will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.

     13.3 If the Secured Party sells any of the Collateral upon credit, Debtor will be credited only with payments actually made by the purchaser, received by Secured Party and applied to the indebtedness of the Purchaser. In the event the purchaser fails to pay for the Collateral, Secured Party may resell the Collateral and Debtor shall be credited with the proceeds of the sale.

     13.4 In the event Secured Party purchases any of the Collateral being sold, Secured Party may pay for the Collateral by crediting some or all of the Obligations of the Debtor.

SECTION 14.       INDEFEASIBLE PAYMENT.

     The Obligations shall not be considered indefeasibly paid for purposes of this Agreement unless and until all payments to the Secured Party are no longer subject to any right on the part of any Person, including Debtor, Debtor as a debtor in possession, or any trustee (whether appointed under bankruptcy laws or otherwise) of Debtor or the Collateral to invalidate or set aside such payments or to seek to recoup the amount of such payments or any portion thereof, or to declare same to be fraudulent or preferential. In the event that, for any reason, any portion of such payments to the Secured Party is set aside or restored, whether voluntarily or involuntarily, after the making thereof, then the obligation intended to be satisfied thereby shall be revived and continued in full force and effect as if said payment or payments had not been made.

SECTION 15.       EXPENSES OF THE SECURED PARTY.

     All expenses (including reasonable attorneys' fees and disbursements and specifically including reasonable legal expenses and disbursements in the event of any reorganization proceeding filed by or against Debtor or Equity Pledgor, which legal expenses shall be allowed to the Secured Party in addition to any claim of the Secured Party arising out of the Obligations, pursuant to 11 U.S.C. sec.506(b) or any analogous provision applicable in any other Reorganization Proceeding or otherwise, actually incurred by the Secured Party in connection with the failure by Debtor or Equity Pledgor to perform or observe any provision of this Agreement, the exercise or enforcement of any rights of the Secured Party under this Agreement and the custody or preservation of any of the Collateral and any actual or attempted sale or exchange of, or any enforcement, collection, compromise or settlement respecting, the Collateral, or any other action taken by the Secured Party hereunder whether directly or as attorney-in-fact pursuant to a power of attorney or other authorization herein conferred, shall be deemed an obligation of Debtor and Equity Pledgor and shall be deemed a Secured Obligation for all purposes of this Agreement and the Secured Party may apply the Collateral to payment of or reimbursement of itself for such liability.

SECTION 16.       LACK OF DUTY OF THE SECURED PARTY.

     The Secured Party shall not be required to take any action hereunder in respect of an Event of Default. The Secured Party shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including acts, omissions, errors or mistakes with respect to the Collateral, except for those arising out of or in connection with the gross negligence or willful misconduct of the Secured Party. The Secured Party shall be under no obligation to take any steps necessary to preserve rights in the Collateral against any prior parties but may do so at its option, and all expenses incurred in connection therewith shall be for the account of Debtor.

SECTION 17.       SURVIVAL AND CONTINUATION OF OBLIGATIONS.

     17.1 No failure on the part of the Secured Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Secured Party of any right, power or remedy hereunder preclude any other or future exercise thereof, or the exercise of any other right, power or remedy. The representations, covenants and agreements of Debtor and Equity Pledgor herein contained shall survive the date hereof.

     17.2 No amendment or waiver of any provision of this Agreement nor consent to any departure by Debtor or Equity Pledgor herefrom nor release of all or any part of the Collateral shall in any event be effective unless the same shall be in writing, signed by the Secured Party and Debtor or the Secured Party and the Equity Pledgor, as applicable. Any such waiver or consent or release shall be effective only in the specific instance and for the specific purpose for which it is given.

     17.3 The obligations of Debtor under this Agreement shall remain in full force and effect without regard to, and shall not be impaired or affected by any of the following, whether or not Debtor or Equity Pledgor shall have notice or knowledge of any of the foregoing:

                    (a) any amendment or  modification or addition or supplement to the Loan Agreement, the Note, any document or instrument delivered in connection therewith or any assignment or transfer thereof;

                    (b) any  exercise,  non-exercise  or waiver  by the  Secured
               Party of any right, remedy, power or privilege under or in respect of, or any release of any guaranty or collateral provided pursuant to the Note or the Loan Agreement;

                    (c) any  waiver,  consent,  extension,  indulgence  or other action or inaction in respect of the Note or the Loan Agreement or any assignment or transfer of any thereof; or

                    (d) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like, of Debtor or Equity Pledgor or any other Person.

SECTION 18.       LIMITATION OF LIABILITY OF THE SECURED PARTY.

     Except upon the acquisition by the Secured Party of any Pacific Internet Shares or Pledged Interest, pursuant to Section 10, nothing herein shall be construed to make the Secured Party liable as a stockholder of Pacific Internet or of Debtor. Neither this Agreement nor the acquisition by the Secured Party, or any other Person purchasing all or any portion of the Collateral pursuant to the exercise by the Secured Party of its rights and remedies after the occurrence of an Event of Default, shall render the Secured Party or such Person personally liable for any debt, obligation or liability of any kind of Debtor or Equity Pledgor. Further, the Secured Party, by virtue of this Agreement or otherwise (except as expressly set forth in Section 10) shall not have any of the duties, obligations or liabilities of a stockholder of Pacific Internet or of Debtor.

SECTION 19.       NOTICES.

     All notices or demands by any party hereto to the other party and relating to this Agreement shall be made in the manner and to the addresses set forth in the Loan Agreement and all notices or demands made to Equity Pledgor shall be sent to:

         Tramore Finance Limited
         [Address]
         Attn:
         Fax:                                        .

SECTION 20.       GENERAL PROVISIONS.

     20.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and assigns of Debtor, Equity Pledgor and the Secured Party; provided, however, that neither Debtor nor Equity Pledgor may assign this Agreement nor delegate any of its duties hereunder without the prior written consent of the Secured Party and any prohibited assignment or delegation shall be absolutely void. No consent by the Secured Party to an assignment by Debtor or Equity Pledgor shall release Debtor from the Obligations.

     20.2 No  Presumption  Against Any Party.  Neither  this  Agreement  nor any uncertainty or ambiguity herein shall be construed or resolved against the Secured Party or Debtor or Equity Pledgor, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the parties and their counsel and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

     20.3 Counterparts; Integration; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as being good and valid execution and delivery of this Agreement by that party. This Agreement together with the Note, the Loan Agreement and the documents referenced therein constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when executed by each of the parties hereto and delivered to the Secured Party.

     20.4 Severability. All rights, powers and remedies provided herein may be exercised only to the extent that the exercise thereof does not violate any applicable law, and are intended to be limited to the extent necessary so that they will not render this Agreement invalid or unenforceable. If any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be automatically reformed and construed so as to be valid, operative and enforceable to the maximum extent permitted by the law while most nearly preserving its original intent.

     20.5 Governing Law. This Agreement and the Note shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

20.6     Consent to Jurisdiction.

     20.6.1 Each of the Debtor and the Equity Pledgor hereby irrevocably submits to the jurisdiction of any New York State or federal court sitting in the City of New York, New York, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document or the documents referenced therein, and each of the Debtor and the Equity Pledgor hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York, New York state court or such federal court. Each of the Debtor and Equity Pledgor hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Debtor and Equity Pledgor hereby irrevocably consents to the service of copies of any summons and complaint and any other process which may be served in any such action or proceeding by certified mail, return receipt requested, or by delivering a copy of such process to the Debtor, at its address specified in the Loan Agreement or by any other method permitted by law. Each of the Debtor and Equity Pledgor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or by any other manner provided by law.

                         (a) Nothing in this  Section  20.6.1  shall  affect the
                    right of the Secured Party to serve legal process in any other manner permitted by law or affect the right of the Secured Party to bring any action or proceeding against the Debtor or Equity Pledgor or their respective property in the courts of other jurisdictions.

                         (b) Waiver Of Jury Trial. EACH OF THE DEBTOR, THE EQUITY PLEDGOR AND THE LENDER HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS, ANY DOCUMENT DELIVERED UNDER THE LOAN DOCUMENTS, THE LOAN OR THE ACTIONS OF THE DEBTOR, THE EQUITY PLEDGOR AND THE LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

20.7     Indemnification.

     Each of the Debtor and the Equity Pledgor shall indemnify and hold the Secured Party harmless from and against any and all losses, expenses, liabilities and claims arising from any breach by Debtor or Equity Pledgor of its obligations hereunder. Each of the Debtor and the Equity Pledgor shall also reimburse the Secured Party for all costs and expenses (including reasonable counsel fees) incurred by or on behalf of the Secured Party in enforcing the obligations of Debtor or Equity Pledgor hereunder (other than any such costs or expenses arising from the gross negligence or willful misconduct of the Secured Party).

20.8     Post-Closing Covenants and Rights Concerning the Collateral.

     20.8.1 Secured Party shall have the right at any time to enforce Debtor's or Equity Pledgor's rights against the account debtors and obligors.

     20.9 Secured Party has no duty to collect any income accruing on the Collateral or to preserve any rights relating to the Collateral.

     20.10 Secured Party does not authorize, and both Debtor and Equity Pledgor agree not to:

     20.10.1 make any sales or transfer of any of the Collateral; or

20.10.2  grant any other security interest in any of the Collateral.

     20.11 Secured Party has no obligation to marshal any assets in favor of Debtor or Equity Pledgor, or against or in payment of:

     20.11.1 the Note,

     20.11.2 any of the other Obligations, or

     20.11.3 any other obligation owed to Secured Party by Debtor or any other person.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

KINGSVILLE CAPITAL LIMITED



BY       A.SINGH
NAME:    A. Singh
TITLE:   Director


MELLON HBV ALTERNATIVE STRATEGIES LLC,
on behalf of : Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Leveraged Global Event Driven Fund LP


BY       /s/ ED SCHINIK
NAME:    Ed Schinik
TITLE:   Chief Operating Officer


TRAMORE FINANCE LIMITED, the Equity Pledgor


BY       /s/ MYAT TANDAR
NAME:    Myat Tandar
TITLE:   Director

                                    EXHIBIT A

                    Jurisdiction Where Collateral Is Located

New York
British Virgin Islands

                                                                Exhibit B


                                                                                           Title With Each
                      Name and Business Address                                           Mellon HBV Entity
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
William F. Harley, III                                                  Manager/Director/President
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Edward A. Schinik                                                       Manager/Director/Secretary/Treasurer
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
John H. Nagorniak                                                       Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Patrick Sheppard                                                        Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Francis D. Antin                                                        Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------

